Exhibit 99.5

Proposed SEC De-registration and Capital Reduction

Dear colleague

Cookson Group plc announced today that it intends to take steps to enable it to terminate its registration with the US Securities and Exchange Commission (“SEC”) and to undertake a capital reduction. For your information, a copy of the announcement is attached.

It is possible that you will have questions about this process and how it may affect you. The purpose of this letter is to answer those questions as fully as we are able at this point. If you have further questions, particularly if you are a US resident employee who holds shares in Cookson, you should address these to Rachel Benjamin, Company Secretarial Assistant, London (+ 44(0) 20 7061 6565; rachel.benjamin@cookson.co.uk) or Arne Perry, Vice President – Benefits ((1) 401 751 2264; aperry@cookson.com).

Why is Cookson intending to terminate its SEC registration?

As stated in today’s announcement, we estimate that our current external US compliance costs, together with significantly higher future incremental costs which would no longer be required following termination of our SEC registration, would be in excess of £1 million per annum. Furthermore, termination of our SEC registration will also significantly reduce the amount of management time that would otherwise be absorbed by that compliance process.

Notwithstanding Cookson’s strong operational presence in the US, we have come to the decision that this burden and expense is out of proportion to the benefits of US registration, given the relatively small size of our US shareholder base.

What impact does this have on employees who hold Cookson shares or share options?

•	For non-US resident employees, there is no impact.

•	For US resident employees, there is no impact on their ability to sell their existing ordinary shares on the London Stock Exchange. There may be an impact on their ability to continue to hold their existing shares or any new shares they purchase. In addition there may be a limited impact on US resident employees’ existing and future options to purchase shares and share awards. This is explained in more detail below.

What happens next?

We expect the termination of the ADR programme to take effect at the close of trading on 19 October 2005. We expect the ADRs to cease being quoted on the US over-the-counter bulletin board around the same time as a result of this termination. Employees who are registered holders of ADRs should already have received notification in respect of the ADR programme.

Termination of our SEC registration requires the number of US resident shareholders, whether they hold shares directly or through a broker or other nominee, to be less than 300. Furthermore, the number of US resident shareholders and share plan participants must each remain below 300 to avoid re-commencement of SEC registration and the resulting reporting obligations.

Consequently, in mid-December 2005, Cookson will hold an Extraordinary General Meeting to propose an amendment to our Articles of Association (the internal regulations that govern the procedures of the Company) allowing the Board to require US resident shareholders to sell their ordinary shares in the market if necessary to reduce the number of these shareholders to below 300 and subsequently to maintain them below 300. We may also amend the terms of certain employee share option schemes in 2006 to provide for cash settlement of any options held by US residents, if this cash settlement becomes necessary to maintain the number of US resident share plan participants below 300. In 2006, we will also consider whether to settle share awards granted to US resident employees under certain share schemes with cash.

If these options and awards are settled with cash, the cash settlements will be governed by the same terms as the options and awards in respect of when they lapse, when they vest and, if applicable, the exercise price. These options and awards may therefore become “phantom” options and awards. This way, we can ensure that we avoid reviving our SEC registration and reporting requirements, whilst being able to pay US resident employees the cash equivalent of their options and awards under the various Company share schemes.

We will notify affected employees and give them additional information if we decide to settle their options or awards for cash.

We expect to post a circular to shareholders in mid-November explaining the proposed amendments to the Company’s Articles of Association and the other matters outlined above and convening the EGM.

What happens if the number of US resident shareholders exceeds 300?

Assuming the shareholders approve the proposed amendments to our Articles of Association, we will be able to require any US resident shareholders to sell their ordinary shares in the market in order to reduce the number of these shareholders to below this amount. If it becomes necessary, US resident employee shareholders must be treated in the same way as all other US resident shareholders, and you will receive further information at that time if you are affected.

What about future share awards?

As described above, we will take steps to ensure that the 300 US resident holder limit is not exceeded after terminating the SEC registration in respect of both our shares and options. In practice, this means all future awards to US resident employees are likely to be cash settled.

Can I sell my shares now?

Yes. If you are in any doubt as to the action you should take, you should contact your usual broker or independent financial adviser. We are in the process of arranging a share dealing service with JPMorgan Cazenove for US resident employees holding ordinary shares. For further information on this service, you should contact Rachel Benjamin, Company Secretarial Assistant, London (+ 44(0) 20 7061 6565; rachel.benjamin@cookson.co.uk).

Richard Malthouse, Group Secretary

17 October 2005